Exhibit 99.1

3 March 2016	MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 Suite 5, 442-446 Beaufort Street, Highgate, WA 6003 Australia MOKOsocialmedia.com contact@MOKO.mobi

Dear Shareholder

MOKO Social Media Limited – pro-rata non-renounceable rights issue

MOKO Social Media Limited (ACN (111 082 485)) (MKB) is undertaking a pro rata renounceable rights issue (Rights Issue or Offer) of approximately 817,886,679 shares (New Shares) on the basis of one (1) New Share for every one (1) Share held by eligible shareholders at an issue price of $0.01 per New Share to raise up to approximately $8,178,867, together with one (1) free attaching Class A Option for every two (2) New Shares issued at an exercise price of $0.02 on or before 12 months from the date of issue and one (1) free attaching Class B Option for every two (2) New Shares issued at an exercise price of $0.04 exercisable on or before 36 months from the date of issue (Prospectus).

The Offer is being partially underwritten by Reef Investments Pty Ltd (the Underwriter). The Company must pay the Underwriter an underwriting fee of 6% of the total amount underwritten by the Underwriter (Underwriting Fee). The Underwriting Fee will be satisfied by the issue of Shares (and free attaching Class A Unlisted Options and Class B Unlisted Options) on terms equivalent to the offer of Shares under this Prospectus.

The Company’s proposed use of funds is as follows:

Item	Minimum Subscription ($)	Full Subscription ($)
Development and marketing costs of products	950,000	1,350,000
License fees	1,050,000	1,050,000
Repayment of loan (including accrued interest and loan fee)[1]	515,000	515,000
Working Capital	3,932,650	5,211,517
Expenses of the Offer	52,350	52,350
Total	6,500,000	8,178,867

Notes:

1.	In early 2016, the Underwriter advanced to the Company a short term, unsecured loan of $500,000 (the Loan). The Loan accrues interest at 6% per annum and carries a fee of 2% of the loan amount. The Company intends to repay the Loan, accrued interest and the loan fee from the proceeds of the Offer.

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The Offer is being made to all shareholders of the Company (Shareholders) named on its register of members at 5:00pm on 8 March 2016, whose registered address is in Australia or New Zealand.

New Shares will rank equally with all fully paid ordinary shares in the capital of the Company (Shares) already on issue.

Following completion of the Offer, the Company will have issued approximately 817,886,679 New Shares resulting in total Shares on issue of approximately 1,635,773,358.

A copy of the Prospectus is available on ASX’s and MKB’s website. Eligible Shareholders will be mailed a Prospectus together with an Entitlement and Acceptance Form no later than 11 March 2016. Your entitlement will be set out on the personalised Entitlement and Acceptance Form accompanying the Prospectus.

For the purposes of calculating each Eligible Shareholders’ entitlement, fractions of entitlements have been rounded up to the nearest whole number of New Shares.

Actions required of Eligible Shareholders

There are a number of actions Eligible Shareholders may take:

•	You may wish to accept all of your rights to subscribe for New Shares pursuant to the Prospectus (Entitlement). To take up all or some of your Entitlements you will need to ensure your application money for the Entitlements you wish to take up is received by Link Market Services Limited (Share Registry) by no later than 5:00pm (WST) on 23 March 2016, by completing and returning your Entitlement and Acceptance Form together with your cheque, drawn on an Australian bank or bank draft made payable in Australian currency, for the amount indicated on the Entitlement and Acceptance Form OR making a payment by BPAY in accordance with the instructions on your Entitlement and Acceptance Form.

•	You may wish to accept part of your Entitlement. To take up part of your Entitlement you will need to ensure your application money for the Entitlements you wish to take up is received by the Share Registry by no later than 5:00pm (WST) on 23 March 2016, by completing and returning your Entitlement and Acceptance Form by filling in the number of New Shares you wish to accept in the space provided on the Entitlement and Acceptance Form together with your cheque, drawn on an Australian bank or bank draft made payable in Australian currency, for the appropriate application monies OR making a payment by BPAY in accordance with the instructions on your Entitlement and Acceptance Form (at $0.01 per New Share).

•	You may do nothing. If you choose to do nothing with your Entitlements, while you will continue to hold the same number of Shares, your interest in the Company will be diluted and you will receive no value for your Entitlement.

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Key dates for the Offer

Event	Proposed Date
Prospectus lodged with ASIC	1 March 2016
Prospectus and Appendix 3B lodged with ASX	1 March 2016
Notice sent to Shareholders and Optionholders	3 March 2016
Existing shares quoted on an ‘ex’ basis	4 March 2016
Record date	8 March 2016
Despatch of Rights Issue Documents to Eligible Shareholders Offer Period Opens	11 March 2016
Offer Period Closes	23 March 2016
Securities quoted on a deferred settlement basis.	24 March 2016
Notification of under-subscriptions to ASX (if any)	30 March 2016
Shares Issued Holding statements despatched	1 April 2016

If you have any queries concerning the Rights Issue, or the action you are required to take to subscribe for New Shares, please contact your financial adviser or Emma Waldon, MKB’s Company Secretary, on +61 417 800 520.

Yours sincerely

Emma Waldon

Director and Company Secretary

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